Acme United Corporation
60 Round Hill Road
Fairfield, CT  06824


March 10, 2006

Nili Shah, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation

Dear Ms. Shah:

We have reviewed your response to our letter dated January 31, 2006 as it relates to SFAS 131 and segment reporting. It has been the Company's position that although we have operations located in various countries throughout the world, the operations and products of each segment are so similar, that all operating segments should be aggregated into one reportable segment. However, after reviewing your comments and suggestions, we have determined to make disclosure which includes three reportable segments based on geographic location. The reportable segments are: 1) United States, 2) Canada and 3) Europe. The United States includes the results of our operating unit in Asia.

Acme United (Asia Pacific) Limited is involved in sourcing, quality control and sales activities. The sourcing and quality control activities are service functions primarily for the U.S. business. The sales activity is related to direct import sales primarily to U.S. customers. These activities are an integral part of the Company's U.S. operations. The Company's management and the Chief Operating Decision Maker view the activities of Asia Pacific as an extension of the U.S. operations and therefore view the results of these two operating segments on a consolidated basis. Based on these facts we feel that it is appropriate to aggregate the United States and Asian operating segments into one reportable segment.

These modifications will be reflected in the Form 10-K to be filed for the year ended December 31, 2005.



Sincerely,

/s/ Paul G. Driscoll
--------------------
Paul G. Driscoll
Vice President and Chief Financial Officer